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                             September 24, 2020

       Martin Driscoll
       Chief Executive Officer
       Spring Bank Pharmaceuticals, Inc.
       35 Parkwood Drive, Suite 210
       Hopkinton, MA 01748

                                                        Re: Spring Bank
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 28,
2020
                                                            File No. 333-248487

       Dear Mr. Driscoll :

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed August 28, 2020

       Questions and Answers about the Exchange, page 1

   1. Please disclose what you mean by "pre-money valuation of at least $35.0 million."
   2. Please provide us with your detailed legal analysis as to whether the contingent value rights are securities
within the meaning of Section 2(a)(1) of the Securities Act of 1933, the offer and sale of
which should be registered under the Act. In preparing your response, please consider prior
staff no-action letters on this topic, such as Minnesota Mining and
                                                        Manufacturing Co., SEC
No-Action Letter (Oct. 13, 1998).
   3. Please disclose whether the decision of the Spring Bank Board to recommend the merger was unanimous.
 Martin Driscoll
FirstName LastNameMartin
Spring Bank Pharmaceuticals,Driscoll
                             Inc.
Comapany 24,
September NameSpring
              2020    Bank Pharmaceuticals, Inc.
September
Page 2    24, 2020 Page 2
FirstName LastName



4. Please define all technical and scientific terms, such as "differentiated and well-tolerated
         mAb 2 bispecific antibodies" on first use.
5. Please clarify in the paragraph explaining the Exchange on page 12 that following the
         Exchange, control of the company will be vested in the former holders of F-star, because they will hold a majority of the seats on the board of the combined entity in addition to holding 61.2% of the shares, as you disclose.
6. Regarding the disclosure in the Letter to Stockholders and throughout the proxy statement/prospectus that the valuation of Spring Bank will be decreased by $250,000 if the Exchange has not closed by September 30, 2020 and by an additional $250,000 if the
         Exchange has not closed on the final day of each succeeding month thereafter, please update your disclosure to include the information that the valuation is likely to change and to provide a current good faith estimate as to when the Exchange will close.
Risk Factors, page 33

7. Please expand the risk factor on page 43 and the disclosure in the Business section to specify how far you expect that the cash available to the combined company will last in furthering the clinical development of the multiple product candidates each company is working on. If any material amounts of other funds are necessary to accomplish the specified purposes, quantify the amounts and sources of such other funds needed for each such specified purpose and the possible sources of those funds. Background of the Exchange, page 124

8. Please expand the description of the board's consideration of both public and private candidates to explain what criteria the board and its advisors applied in eliminating bidders for the company. In the disclosure describing the May 6, 2020 meeting of the
         Special Committee, please expand the discussion of the reduction of the potential bidder list from 15 companies to eight finalists to include a description of the criteria that the board applied to the process.
9. Please disclose what consideration, if any, the board gave to other means of attracting funding besides a business combination, and explain the positive and negative factors that the board considered in rejecting other approaches.
Opinion of the Spring Bank Financial Advisor, page 142

10. We note that several variables to the valuation of the Spring Bank and F-star, including the proceeds of the Pre-closing Financing, the pre-money valuation of F-star, and the final valuation of Spring Bank, were not quantifiable when the fairness opinion was issued.
         Please disclose what consideration Ladenburg gave to the possible changes in the value of each partner, and tell us whether the parties currently intend to seek an updated opinion when more information is available.
 Martin Driscoll
FirstName LastNameMartin
Spring Bank Pharmaceuticals,Driscoll
                             Inc.
Comapany 24,
September NameSpring
              2020    Bank Pharmaceuticals, Inc.
September
Page 3    24, 2020 Page 3
FirstName LastName
11. We note the wide range of valuations for companies considered in the analysis of Selected
         Initial Public Offering transactions on page 145, with total enterprise values between
         $46.2 million and $1,339 million, and the Analysis of Selected Precedent M&A
         Transactions, on page 149, where the range is $35.0 million and $4,622.6 million. Given the relatively small size of the combined entity following the Exchange, please disclose the criteria for selecting these companies, and the reasons that Ladenburg considered them, particularly the larger entities, to be comparable. Also, please disclose whether any companies meeting the selection criteria were excluded from the analyses, and if so, why they were excluded.
The Pre-Closing Financing, page 162

12. Please file the binding equity commitment letters for the Pre-Closing Financing as exhibits to the Form S-4.
F-Star Business, page 224

13. Regarding the pipeline table on page 226, please make the following revisions:
             Split the Phase 2/3 column into two columns, one for Phase 2 and one for Phase 3;
             In the FS118 row, adjust the orange arrow show that it shows you are not yet at the end of Phase 1.
Collaborations and License Agreements, page 249

14. Please file as exhibits to the registration statement the following agreements:
             the 2016 License and Collaboration Agreement with Denali Therapeutics Inc.;
             the 2018 Agreement with Iontas Limited;
             the 2018 Amended and Restated PD-LI License Agreements with Kymab Limited;
             and
             the 2019 License and Collaboration Agreement with Ares Trading
S.A.

Principal Shareholders of F-star, page 378

15. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each of the entities listed in the table.
Exhibit 99.1, page II-7

16.      Please revise the form of proxy card to mark it as "preliminary."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Martin Driscoll
Spring Bank Pharmaceuticals, Inc.
September 24, 2020
Page 4

        Please refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMartin Driscoll                           Sincerely,
Comapany NameSpring Bank Pharmaceuticals, Inc.
                                                            Division of
Corporation Finance
September 24, 2020 Page 4                                   Office of Life
Sciences
FirstName LastName